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                 [LETTERHEAD OF WINSTEAD SECHREST & MINICK P.C.]


January 31, 2000



Mr. William Friar
Senior Financial Analyst
Mail Stop 4-8
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

         Re:      Westech Capital Corp.
                  Form 10-12(b), File Number 1-15441

Dear Mr. Friar:

         Please accept this letter as a request to withdraw the Form 10-12(b), which was originally filed by Westech Capital Corp. (the "Company") on October 29,1999, and all amendments. This filing has not yet become effective.

         The Company is requesting that this filing be withdrawn because the Company recently abandoned its application to the American Stock Exchange and filed a Form 10-12(g) on January 28, 2000. Thank you for your attention to this matter.



                               Sincerely,

                               /s/ Brice Tarzwell

                               Brice Tarzwell



cc:      Ms. Sonia Lee
         Mr. Jay Van Ert
         Mr. John Garber